Exhibit 99.4

Certification Pursuant To 18 U.S.C. Section 1350, As Adopted
Pursuant To Section 906 of the Sarbanes-Oxley Act Of 2002

In connection with the Annual Report of Cenovus Energy Inc. (the “Company”) on Form 40-F for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ivor M. Ruste, Executive Vice-President & Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.                                       The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.                                    The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ Ivor M. Ruste
Ivor M. Ruste
Executive Vice-President & Chief Financial Officer

February 25, 2011